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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                            (Amendment No. 14)


                         ACME METALS INCORPORATED
- --------------------------------------------------------------------------
                             (Name of Issuer)

   Common Stock, $1.00 Par Value                  004807 (10.3)
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                          Stephen E. Jacobs, Esq.
 Weil, Gotshal & Manges, 767 Fifth Avenue, N.Y., N.Y. 10153 (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             February 15, 1994
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                            (Page 1 of 6 Pages)
















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 CUSIP No. 004807 (10.3)                 13D            Page 2 of 6


     1     NAME OF REPORTING PERSON:    Pegasus Holding Corp.
           S.S. OR I.R.S. IDENTIFICATION NO.   13-3499699
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC, OO

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       236,959
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     None
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  236,959
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       None
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       236,959
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.38%

    14     TYPE OF REPORTING PERSON:    CO


































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     Item 1.   Security and Issuer.
               -------------------
               This statement amends and restates the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Pegasus Holding Corp. ("Pegasus") with respect to its ownership of the common stock, par value $1.00 per share (the "Common Stock"), of Acme Metals Incorporated, a Delaware corporation (the "Issuer"), as previously amended by Amendments Nos. 1 through 13 thereto. The address of the Issuer's principal executive office is 13500 South Perry Avenue, Riverdale, Illinois 60627-1182.


     Item 2.   Identity and Background.
               -----------------------
               The person filing this Amendment No. 14 to Scheduled 13D is Pegasus. Pegasus is a Delaware corporation.

               Pegasus' principal business is investing in securities. The principal place of business and principal office of Pegasus is located at 900 Third Avenue, New York, New York 10022.

               Set forth below is certain information with respect to each of the executive officers and directors of Pegasus. The business address of each such executive officer and director is 900 Third Avenue, New York, New York 10022. Each such executive officer and director is a citizen of the United States.

               Martin D. Gruss serves as a director and the President of Pegasus. Mr. Gruss' present principal occupation is serving as a partner, executive officer and director of various Gruss family-owned entities and acting as an investor.

               Howard R. Guberman serves as a director and the Vice President, Secretary and Treasurer of Pegasus. Mr. Guberman's present principal occupation is serving as a partner, executive officer and director of various Gruss family-owned entities.

               Richard J. Novick serves as a director of Pegasus. Mr. Novick's present principal occupation is serving as a partner, executive officer and director of various Gruss family-owned entities.

               Pegasus, and to the best of Pegasus' knowledge, its executive officers and directors, have not during the past five years,
     (a) been convicted in a criminal proceeding





























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     (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------
               Pegasus originally acquired the shares of Common Stock which it presently owns by using borrowings through its margin account at Bear, Stearns & Co., Inc. and its working capital.


     Item 4.   Purpose of Transaction.
               ----------------------
               Pegasus regards the shares of Common Stock which it presently owns as an investment. However, depending on market conditions, Pegasus may attempt to dispose of its shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

               Subject to availability at prices deemed favorable by Pegasus, Pegasus may also attempt to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

               Except as set forth above, Pegasus has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------
               (a) As of February 15, 1994, Pegasus directly owned 236,959 shares of Common Stock, constituting approximately 4.38% of the outstanding shares of Common Stock. Such percentage is based upon 5,407,011 shares of Common Stock outstanding as of November 5, 1993, as set forth in the Quarterly Report on Form 10-Q for the quarterly period ended September 26, 1993, filed by the Issuer with the Commission.































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               To the best of Pegasus' knowledge, none of its executive
     officers or directors beneficially own any shares of Common Stock.

               (b) The response of Pegasus to Items (7) through (11) of the portions of the cover pages of this Amendment No. 14 to Schedule 13D which relate to its beneficial ownership of shares of the Common Stock are incorporated herein by reference.

               (c) During the past sixty (60) days, Pegasus has effected three transactions in the Common Stock. All of these transactions involved sales of Common Stock which were effected on The Nasdaq Stock Market. The details of these transactions are as follows:



                                   Number of                 Price Per
       Date                          Shares                    Share
       ----                          ------                    -----
       2/11/94                       10,000                   $24.63
       2/14/94                       13,500                   $26.00
       2/15/94                       10,000                   $26.75


               To the best of Pegasus' knowledge, there have been no transactions by any of its executive officers and directors in the Common Stock that were effected during the past sixty (60) days.

               (d)  Not applicable.

               (e) On February 11, 1994, Pegasus sold 10,000 shares of Common Stock beneficially owned by it and effective upon such date Pegasus ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.


     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------
               Except for the information set forth in this Amendment No. 14 to Schedule 13D, neither Pegasus nor its executive officers and directors is a party to any contract, arrangement, understanding or relationship with respect to the securities of the Issuer.


     Item 7.   Material to be Filed as Exhibits.
               --------------------------------
               None.




















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                                    SIGNATURE
                                    ---------
               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  February 17, 1994          PEGASUS HOLDING CORP.



                                        By:/s/ Howard R. Guberman
                                           --------------------------------
                                           Howard R. Guberman
                                           Vice President


















































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